                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-52829

PROSPECTUS

LOGO
                                 211,921 SHARES

                          PACIFIC GULF PROPERTIES INC.
                                  COMMON STOCK
                            ------------------------

    Pacific Gulf Properties Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust (a "REIT"), owns, operates, leases, acquires, rehabilitates and develops industrial and multifamily properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on the industrial and multifamily properties in this geographic region due to management's extensive experience in these property types and markets and management's belief that these markets present potential for long-term economic growth. As of March 31, 1998, the Company owned a portfolio of 56 operating industrial properties containing an aggregate of 11.8 million leasable square feet, two industrial properties being rehabilitated containing approximately 639,000 leasable square feet and five industrial properties being developed that will contain approximately 622,000 leasable square feet (the "Industrial Properties"). As of March 31, 1998, the Company also owned a portfolio of 25 operating multifamily properties, which included 17 apartment communities containing 3,383 units and eight active senior apartment communities containing 1,438 units (the "Multifamily Properties," and collectively with the Industrial Properties, the "Properties"). As of March 31, 1998, the operating Industrial Properties and Multifamily Properties then owned by the Company experienced occupancy rates of 96% and 95%, respectively.

    Management believes that focusing on two property types allows the Company greater investment opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of such rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with more flexibility in implementing its investment, disposition and property management strategies.

    This Prospectus relates to 211,921 shares (the "Exchange Shares" or the "Securities") of Common Stock, par value $.01 per share (the "Common Stock"), of the Company that may be offered and sold from time to time by the stockholders of the Company listed herein under "Selling Stockholders" (the "Selling Stockholders"). The Exchange Shares have been, or may be, issued by the Company to the Selling Stockholders in exchange for 211,921 units ("Units") of limited partnership interest in PGP Inland Properties, L.P., a Delaware limited partnership (the "Inland Partnership"), pursuant to the Company's obligations under that certain Exchange Rights Agreement, dated as of August 15, 1995, among the Company, the Inland Partnership, and the limited partners of the Inland Partnership (the "Limited Partners") (the "Exchange Rights Agreement"). The Company is registering the offer and sale of the Exchange Shares by the Selling Stockholders pursuant to its obligations under that certain Registration Rights Agreement, dated as of August 15, 1995, among the Company and the Limited Partners (the "Registration Rights Agreement"), but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

    The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "PAG." On June 29, 1998, the closing sale price of the Common Stock as reported on the NYSE was $21 3/16 per share.

      SEE "RISK FACTORS" BEGINNING AT PAGE 6 OF THIS PROSPECTUS FOR MATERIAL RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    The Selling Stockholders may from time to time offer and sell the Exchange Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Exchange Shares to be made directly or through agents.

    The Company will not receive any proceeds from the sale of such Exchange Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Exchange Shares under Federal and state securities laws, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

    The Company operates as a REIT for federal income tax purposes and expects to pay regular quarterly dividends to its stockholders, subject to the discretion of the Company's Board of Directors. The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 2, 1998

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Exchange Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the Exchange Shares, reference is hereby made to the Registration Statement, the exhibits to the Registration Statement, and the documents incorporated by reference into the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available though the Commission's web site (http://www.sec.gov). The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). The reports, proxy and information statements and other information can also be inspected at the offices of NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company under the Exchange Act with the Commission.

          (a) The Company's Annual Report on Form 10-K, for its fiscal year ended December 31, 1997;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

          (c) The Company's Current Report on Form 8-K filed on July 2, 1998;

          (d) The description of the Company's Common Stock and 8.375% Convertible Subordinated Debentures due 2001 contained in its Registration Statement on Form 8-A/A filed with the Commission on January 25, 1994 (File No. 1-12546), as supplemented by Form 8-A filed with the Commission on October 29, 1996; and

          (e) The description of the Registrant's Preferred Stock Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on December 17, 1997 (File No. 1-12768).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus, and any applicable Prospectus Supplement to the extent that a statement contained in the Registration Statement, this Prospectus, any applicable Prospectus Statement or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Written or oral requests should be directed to Stockholder Relations, Pacific Gulf Properties Inc., 4220 Von Karman Avenue, Newport Beach, California 92660; telephone (949) 223-5000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated subsidiaries and partnerships. This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors set forth herein, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, and changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity REIT, owns, operates, leases, acquires, rehabilitates and develops industrial and multifamily properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on the industrial and multifamily properties in this geographic region due to management's extensive experience in these property types and markets and management's belief that these markets present potential for long-term economic growth. As of March 31, 1998, the Company owned a portfolio of 56 operating Industrial Properties, containing an aggregate of 11.8 million leasable square feet, two industrial properties being rehabilitated containing approximately 639,000 leasable square feet and five industrial properties being developed that will contain approximately 622,000 leasable square feet. As of March 31, 1998, the Company also owned a portfolio of 25 operating Multifamily Properties, which included 17 apartment communities containing 3,383 units and eight active senior apartment communities containing 1,438 units. As of March 31, 1998, the operating Industrial Properties and Multifamily Properties then owned by the Company experienced occupancy rates of 96% and 95%, respectively.

     Management believes that focusing on two property types allows the Company greater investment opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of such rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with more flexibility in implementing its investment, disposition and property management strategies.

     The Company seeks to maximize cash flow from existing properties, making accretive acquisitions of additional operating properties in its geographic markets, rehabilitating acquired and existing properties and developing other properties.

     The Company's Common Stock is listed on the NYSE under the symbol "PAG." The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 4220 Von Karman

Avenue, Newport Beach, California, 92660; and its telephone number is (949) 223-5000. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated subsidiaries and partnerships.

                          THE INLAND PARTNERSHIP UNITS

     The Inland Partnership was formed in 1995 by the Company, as general partner, and the Limited Partners. The Limited Partners contributed certain Properties to the Partnership in exchange for Units. In general, the Board of Directors of the Company, in its capacity as sole general partner of the Inland Partnership, manages the affairs of the Inland Partnership by directing the affairs of the Company.

     Pursuant to the Exchange Rights Agreement, the Limited Partners became entitled in August 1997 to require the Company to purchase their Units for cash or, at the option of the Company, shares of Common Stock. Pursuant to the Registration Rights Agreement, the Company, upon the satisfaction of certain conditions, is obligated to file and keep effective a registration statement with respect to the offer and sale, from time to time, of such shares by such Limited Partners.

     The Selling Stockholders constitute Limited Partners who have exercised, or may exercise, the above described rights and who have acquired, or may acquire, shares of Common Stock as consideration for the Company's purchase of the Units. This Prospectus constitutes a part of the Registration Statement pursuant to which the Company has registered the offer and sale, from time to time, of such shares by the Selling Stockholders.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before investing in the shares of Common Stock offered hereby.

DEBT FINANCING; RISK OF RISING INTEREST RATES

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, that the Company will not be able to refinance existing indebtedness, or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

     As of March 31, 1998, the Company had outstanding approximately $295.0 million of indebtedness secured by certain of its Properties, and a debt to total market capitalization ratio of 40%. There is no limitation on the amount of indebtedness the Company may incur. The Company, therefore, could become more highly leveraged than it currently is, resulting in an increase in debt service. An increase in the Company's debt service will adversely affect the Company's cash from operations, its ability to make expected distributions to stockholders and its ability to comply with its other financial obligations. Risks normally associated with debt financing include (i) the risk that cash from operations will be insufficient to meet required payments of principal and interest, (ii) the risk that existing indebtedness cannot be refinanced, (iii) the risk that the terms of such refinancing will not be as favorable as the terms of existing indebtedness and (iv) the risk that interest rates may increase, adversely affecting the Company's ability to make distributions. If real property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, such property could be transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     If prevailing interest rates or other factors at the time of a refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to maintain or improve its Properties or to make distributions or payments to holders of its securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's cash flow or operating results. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     The Company will, on occasion, incur indebtedness secured by more than one property. The Company may also incur separate pieces of indebtedness that contain cross-default provisions pursuant to which a default under one piece of indebtedness will result in a default under all other cross-defaulted pieces of indebtedness. In any of such circumstances, the Company's inability to meet debt service payments on one piece of indebtedness may result in a loss through foreclosure of multiple properties due to the effects of such cross-collateralization or cross-default provisions.

     As of March 31, 1998, the three largest pools of loans that contained cross-collateralization features amounted to $59.6 million (secured by 9 properties), $34.0 million (secured by 5 properties) and $24.5 million (secured by 6 properties), respectively. Approximately $28.6 million of other term loan indebtedness contained either a cross-collateralization or cross-default feature.

     As of March 31, 1998, certain of the Properties were subject to variable rate mortgage indebtedness. At that date, the weighted average interest rate on such outstanding indebtedness was 7.4%. An increase in interest rates will have an adverse effect on the Company's net income and results of operations.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to actively continue to acquire Industrial and Multifamily Properties. Acquisitions of such properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment.

     The Company has also recently begun to pursue Industrial and Multifamily development projects. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project not economical; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a development project causing a reduction in cash flow or operating results or the funds available for distribution from those anticipated.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Properties.

     Increases in income, service or other taxes generally are not passed through to tenants under leases and may adversely affect the Company's cash flow or operating results and its ability to make distributions to stockholders. Similarly, compliance with current federal, state or local laws, or changes in such laws, including (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) rent control or rent stabilization laws or other laws regulating housing or (iii) laws (such as the Americans with Disabilities Act) requiring modifications to existing buildings to improve access to such buildings by disabled persons, may result in significant unanticipated expenditures, which would adversely affect the Company's cash flow or operating results and its ability to make distributions to stockholders.

LACK OF GEOGRAPHIC DIVERSIFICATION

     The Properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. Income from the Properties may be adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as an oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide the adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

RISKS ASSOCIATED WITH POSSIBLE HEDGING

     The Company may from time to time engage in hedging transactions to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portfolio carries a certain risks, including the risk that losses on a hedge position will reduce the funds available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. There is no perfect hedge for any investment, and a hedge may not perform its intended purpose of offsetting losses on an investment.

AFFORDABLE HOUSING LAWS

     Certain of the Company's Multifamily Properties are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future. For a discussion of the Multifamily Properties that are subject to such laws and regulations, see Item 1 "Business -- Indebtedness" in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997.

     A certain amount of the Properties are financed by tax-exempt financing. The tax-exempt financing subjects these Properties to certain deed restrictions and restrictive covenants. In addition, the Internal Revenue Code of 1986, as amended, (the "Code") and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for Federal income tax purposes of interest on qualified bond obligations, including requirements that at least 20% of apartment units be occupied by residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the Federal government. In addition to Federal requirements, certain state and local authorities may impose additional rental restrictions. The bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the tax-exempt median income test. If the required number of apartment homes are not reserved form residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations of the Company under the bond documents may be accelerated and other contractual remedies against the Company may be available.

COMPETITION

     Numerous industrial and residential properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease space in its Properties or at newly developed or acquired properties and on the rents charged. While the Company has not experienced material competitive pressures confined to specific geographic regions, it is possible that material adverse changes in regional economies or in the operations of major regional employers (such as Boeing in the Pacific Northwest) could have a material adverse effect on the ability of the Company to lease its Properties and on the rents charged. Conversely, if any of the regional geographic areas in which the Company owns Properties experiences economic growth, the Company is likely to experience increased competition for acquisition and development projects, thereby increasing the Company's costs of acquisition and development and potentially reducing the Company's returns therefrom.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs or removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     Certain environmental laws impose liability for any release of asbestos-containing materials ("ACMs") into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs released from such properties. Limited quantities of ACMs are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments located at certain Properties. The ACMs present at such Properties are generally in good condition, and possess low probabilities for unintentional disturbance. The Company has implemented operations and maintenance plans for Properties where ACMs are present or reasonably suspected. It is the Company's general policy that ACMs will be removed by the Company in the ordinary course of renovation and construction.

     Moreover, there may be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. Although a structure built prior to 1978 may contain lead-based paint and may present a potential for exposure to lead, structures built after 1978 are not likely to contain lead-based paint. Although the Company's existing Multifamily Properties have not been tested for lead-based paint, the majority were constructed after 1978, and therefore are not likely to contain lead-based paint.

     The Company also recognizes that the Properties' values may be affected by the proximity of the Properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, and other states have required transmission facilities to measure for levels of EMFs. The Company understands that, on occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines has been considered both when property values have been determined to obtain financing, and in condemnation proceedings. The Company has not searched for electric transmission lines near the Properties, but the Company is aware of the potential exposure to damage claims by persons exposed to EMFs.

     Each of the Properties has been subjected to a Phase I or similar environmental assessment. These assessments, completed by licensed and qualified independent environmental consulting companies, usually are completed without radon testing, and involve general inspections without soil sampling or groundwater analysis. Some of the Company's properties have been subject to a limited subsurface investigation. While these environmental assessments have not revealed any environmental liability, no assurances can be given that such assessments would reveal all such liabilities. Similarly, while the Company's management is not aware of any environmental liability that it believes would have a material adverse effect on the Company's business, assets or results of operations, no assurances can be given that either a material environmental condition does not otherwise exist as to any one or more of the Properties, or that a prior owner of any of the Properties did not create any such condition not known to the Company.

GENERAL UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance for each of its Properties, with policy specifications, limits and deductibles customarily carried for similar properties. However, certain types of extraordinary losses exist which are either uninsurable or not economically insurable. Further, all of the Properties are located in areas subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should one or more of the Properties sustain damage as a result of an earthquake, the Company may sustain losses due to insurance deductibles and co-payments on insured or uninsured losses.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities Upon Failure to Qualify as a REIT. The Company has made the election to be treated for Federal income tax purposes as a REIT under the Code. No assurance can be given that the Company will operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of numerous highly technical and complex Code provisions which have only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. See "Federal Income Tax Considerations." In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to REIT qualification or the Federal income tax consequences of such qualification, possibly with retroactive effect.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a regular corporation and distributions to its stockholders would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from REIT treatment for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the funds available for investment, distribution or payment to holders of Exchange Shares because of the additional tax liability of the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company is required to distribute at least 95% of its taxable income to its stockholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to borrow funds or dispose of assets in order to pay dividends, or to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences.

     Other REIT Taxes. Certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains. See "Federal Income Tax Considerations."

DEPENDENCE ON KEY PERSONNEL

     The Company's management has substantial experience in acquiring, managing and financing industrial and multifamily properties. The Company believes that its success will depend in significant part upon the efforts of such persons and that it may be difficult to replace such persons with individuals having comparable experience.

RISKS ASSOCIATED WITH PREFERRED STOCK

     The Company has issued and outstanding 2,743,116 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Stock"). All shares of the Class A Preferred Stock are owned by Five Arrows Realty Securities L.L.C. ("Five Arrows"). All cumulative dividends on the Class A Preferred Stock must be paid in full before any dividend or distribution can be made in respect of the Company's Common Stock. Holders of the Class A Preferred Stock and holders of the Company's Common Stock vote together as a single class, and thus holders of Class A Preferred Stock dilute the voting control of holders of Common Stock. Additionally, Five Arrows has the right to appoint one or more directors to the Company's Board of Directors under certain circumstances. Generally, the Class A Preferred Stock is convertible into shares of Common Stock on a one-for-one basis. Under certain circumstances involving a Change of Control or Put Event (as such terms are herein defined), holders of Class A Preferred Stock have the right to require the Company to convert each share of Class A Preferred Stock into more than one share of Common Stock. Thus, the Class A Preferred Stock may dilute the value of the financial ownership of the Company by holders of Common Stock, and may also discourage third parties from attempting to acquire control of the Company. See "Description of Capital
Stock -- Class A Senior Cumulative Convertible Preferred Stock."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and the Maryland General Corporation Law (the "MGCL"), federal tax laws governing the qualifications of REITs and the Company's outstanding Preferred Stock Purchase Rights under its Rights Plan could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock," "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws" and "Federal Income Tax Considerations."

     Such provisions in the Articles of Incorporation and MGCL include a classified board of directors, limitations on the ability of stockholders to remove a director and limitations on the ownership of shares of capital stock of the Company. See "Description of Capital Stock -- Ownership and Transfer Restrictions and Redemption Provisions" and "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws."

ISSUANCE OF SHARES MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK AND DILUTE PER SHARE AMOUNTS AVAILABLE FOR DISTRIBUTION

     Future issuances of Common Stock upon conversion of the Company's 8.375% Convertible Subordinated Debentures (the "Debentures") could adversely affect the market price for the Common Stock and dilute per share amounts available for distribution to stockholders. An aggregate of $56.6 million in principal amount of Debentures, convertible into an aggregate of 3,036,710 additional shares of Common Stock, was issued by the Company in February 1994. In December 1996, the Company consummated an exchange offer pursuant to which it issued an aggregate of 2,440,002 shares of Common Stock in exchange for $42.1 million in principal amount of Debentures (at a rate of 58 shares of Common Stock for each $1,000 principal amount of Debentures). An aggregate of $12.4 million in principal amount of Debentures was outstanding as of March 31, 1998. Such Debentures are convertible at any time at the election of the holders at a rate of 53.6986 shares of Common Stock per $1,000 principal amount of Debentures, resulting in approximately 669,000 issuable shares.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the terms of the Company's capital stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 110,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which 2,763,116 shares have been classified as Class A Preferred Stock. As of July 1, 1998, 19,997,569 shares of Common Stock, 2,763,116 shares of Class A Preferred Stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

COMMON STOCK

     Any shares of Common Stock offered hereby by the Company will be issued and delivered upon receipt of payment. Subject to the preferential rights of any other shares or series of capital stock, holders of Common Stock will be entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     The Company commenced quarterly distributions on its Common Stock on April 15, 1994, and intends to continue making quarterly distributions on the outstanding shares of Common Stock.

     Subject to the matters discussed under "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws -- Control Share Acquisitions," each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     All shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, transfer all or substantially all of its assets, engage in a share exchange or engage in certain similar fundamental transactions unless recommended by the Board of Directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation require the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on such matters. In addition, a number of other provisions of the MGCL could have a significant effect on the Common Stock and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws."

     The transfer agent and registrar for the Common Stock is Harris Trust Company of California.

     Purchasers of Common Stock will be subject to the restrictions on ownership and transfer of the capital stock of the Company described below under the heading "Ownership and Transfer Restrictions and Redemption Provisions." Such provisions could affect a purchaser's ability to vote, to receive dividend and other distributions, to convert or to otherwise obtain the benefit of Securities.

PREFERRED STOCK PURCHASE RIGHTS

     On December 11, 1997, the Company announced the adoption of a stockholder rights plan (the "Rights Plan"). The record date for the distribution of rights under the Rights Plan was December 29, 1997. For additional information regarding the Rights Plan, see the Company's Current Report on Form 8-K filed with the Commission on December 18, 1997 and incorporated herein by reference.

CLASS A SENIOR CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The Company has issued an aggregate of 2,763,116 shares of Class A Preferred Stock to Five Arrows Realty Securities L.L.C. ("Five Arrows") at an average price of $19.905 per share.

     Prior to June 1998 the Company had two classes of preferred stock outstanding, Class A Preferred Stock and Class B Senior Cumulative Preferred Stock ("Class B Preferred Stock"). At the Company's 1998 Annual Meeting of Stockholders held on May 13, 1998, the Company's stockholders approved an amendment to the Company's Articles of Amendment and Restatement (the "Charter") to, among other things, (a) increase the authorized number of shares of Preferred Stock from 5,000,000 to 10,000,000 and (b) reclassify the issued and outstanding shares of Class B Senior Cumulative Convertible Preferred Stock as additional shares of Class A Preferred Stock and change the liquidation preference of the Class A Preferred Stock to reflect the economic terms of such reclassification of the Class B Preferred Stock. Prior to the filing of the amended Charter, there were 1,351,351 shares of Class A Preferred Stock outstanding with a liquidation preference of $18.50 per share and 1,411,765 shares of Class B Preferred Stock outstanding with a liquidation preference of $21.25 per share. The reclassification resulted in an increase in the number of shares of outstanding Class A Preferred Stock from 1,351,351 to 2,763,116. No additional shares of preferred stock were issued in the reclassification. The liquidation preference of the Class A Preferred Stock, as reclassified, is $19.905 per share, which reflects the blended rates of the formerly outstanding Class A Preferred Stock and Class B Preferred Stock. Five Arrows was the sole holder of the Class A Preferred Stock and Class B Preferred Stock and approved the amendment to the Charter to effect such reclassification.

     The holders of the Class A Preferred Stock and the holders of the Common Stock vote together as a single class. Each share of Class A Preferred Stock is convertible into one share of Common Stock, subject to adjustment upon certain events. The annual dividend per share on the Class A Preferred Stock is (i) $1.70 from the date of issuance until December 31, 1997, and (ii) the greater of $1.70 or 104% of the then-current dividend on the Common Stock thereafter. The liquidation preference of the Class A Preferred Stock is $19.905 per share, plus an amount equal to any accumulated, accrued and unpaid dividends. The Company may redeem the Class A Preferred Stock beginning on April 1, 2002 for cash in an amount equal to $19.905 per share of Class A Preferred Stock plus accrued and unpaid dividends and plus a premium initially equal to 6.0% of $19.905. This premium decreases to zero after December 31, 2009.

     The Company has granted to Five Arrows, for as long as Five Arrows maintains its ownership of either all of the Class A Preferred Stock or an amount of voting securities that, if converted into Common Stock, would exceed 10% of the outstanding Common Stock, a seat on the Company's Board of Directors. In addition, upon the occurrence of the failure of the Company to pay a quarterly dividend on the Common Stock in an amount of at least $.40 per share, the failure of the Company to meet certain earnings before interest, depreciation and amortization budgets for three consecutive quarters or the failure of the Company to pay accrued dividends on the Class A Preferred Stock, Five Arrows would be granted one additional seat on the Board (all such directors being "Preferred Directors").

     If a Change in Control or Put Event (each, as defined below) occurs as a result of the voluntary (and not legally compelled) act, omission or participation of the Company, which act, omission, or participation the Company had the discretion under existing laws and regulations to refrain from, then each holder of shares of

Class A Preferred Stock will have the right to require the Company to redeem such holder's shares of Class A Preferred Stock at a redemption price payable in cash in an amount equal to 102% of the Liquidation Value thereof, plus accrued and unpaid dividends whether or not declared, if any, to the date of purchase or the date that payment is made available. If a Change of Control or Put Event occurs that is not the result of such voluntary act, omission or participation of the Company, the Company may elect not to make the foregoing put payment in which event the Conversion Ratio shall be revised to the greater of (i) 75% of the then current Conversion Ratio so that each share of Class A Preferred Stock will be convertible into 133% of the number of shares of Common Stock into which it would otherwise have been convertible and (ii) a fraction, the numerator of which is 75% of the then current market price and the denominator of which is $19.905.

     The following terms, as used herein, have the following meanings:

          "Change of Control" means each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after passage of time) of more than 25% of the aggregate outstanding voting power of capital stock of the Company;
     (ii) other than with respect to the election, resignation or replacement of the Preferred Directors, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors of the Company (excluding Preferred Directors) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; and (iii) (A) the Company consolidates with or merges into another entity (the "Merger Entity") or conveys, transfers or leases all or substantially all of its respective assets (including, but not limited to, real property investments) to any individual or entity (the "Acquiring Entity", and, together with the Merger Entity, the "Successor Entity"), or (B) any corporation consolidates with or merges into the Company, which in either event (A) or (B) is pursuant to a transaction in which the outstanding voting capital stock of the Company is reclassified or changed into or exchanged for cash, securities or other property (unless the holders of the voting capital stock of the Company immediately prior to such transaction hold immediately after such transaction more than 50% of the outstanding voting capital stock of the Successor Entity.

          "Put Event" means each occurrence of any of (i) the Company fails to qualify as a real estate investment trust as described in Section 856 of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by any holder of Class A Preferred Stock; (ii) the Company becomes a "Pension-held REIT" as defined in Section 856(h)(3)(d) of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by the holders of Class A Preferred Stock; or (iii) the Company ceases to be engaged primarily in the business of owning and managing multi-family properties and/or industrial properties directly, or through subsidiaries, as carried on as of the date hereof and described in the Company's Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission for the year ended December 31, 1996.

     Five Arrows is prohibited from transferring any shares of Class A Preferred Stock, or any shares of Common Stock into which such shares of Class A Preferred Stock have been converted, until June 30, 1998. At that time, Five Arrows will have the right, subject to certain conditions, to demand the Company effect the registration under the Securities Act of 1933, as amended, of the shares of Class A Preferred Stock or the shares of Common Stock into which such shares of Class A Preferred Stock have been converted.

OWNERSHIP AND TRANSFER RESTRICTIONS AND REDEMPTION PROVISIONS

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its issued and outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of issued and outstanding capital stock of the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). The Code also excludes from the definition of "rents from real property" amounts received from a tenant if the Company is treated as owning 10% or more of the tenant. See "Federal Income Tax Considerations -- Taxation of the Company." Because it is essential for the Company to qualify as a REIT, the Articles of Incorporation include certain provisions restricting the acquisition of the Company's capital stock, including Common Stock and Preferred Stock (the "Ownership Limit Provision").

     The Ownership Limit Provisions were changed by the Board of Directors of the Company in March of 1998, which changes were approved by the stockholders of the Company at the Company's annual meeting of stockholders in May of 1998. The Ownership Limit Provision as so amended provides that, subject to certain exceptions, no stockholder may own, or be deemed to own by virtue of certain constructive and beneficial ownership provisions of the Code, more than the "Ownership Limit," which is equal to the more restrictive of (a) 9.8% in value or in number, whichever is more restrictive, of the issued and outstanding Common Stock of the Company and (b) 9.8% of the value of all outstanding stock of the Company, provided that the Board of Directors of the Company would have the right to increase or decrease the Ownership Limit subject to certain limitations, including limitations on the effect of such a change on existing holders of the Company's stock. The constructive and beneficial ownership rules are complex and may cause capital stock owned directly or constructively or beneficially by a group of related individuals or entities to be constructively or beneficially owned by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares of the capital stock (or the acquisition of an interest in an entity which owns capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively or beneficially own in excess of 9.8% in value or in number of the issued and outstanding Common Stock or capital stock of the Company, and thus subject such stock (or other stock) to the Ownership Limit Provision. In addition, for these purposes, stock that may be acquired upon conversion of Securities owned or deemed owned by an investor, but not other stock, is deemed to be owned by the investor and outstanding prior to conversion, for purposes of determining the percentage of ownership of capital stock owned by that investor.

     The Board of Directors may waive the Ownership Limit Provision with respect to a particular person if the Board of Directors obtains such representations and undertakings as are reasonably necessary to ascertain that no individual's beneficial or constructive ownership of capital stock will violate the Ownership Limit Provision, or that any such violation will not cause the Company to fail to qualify as a REIT under the Code, and such person agrees that any violation or attempted violation of such representations and undertakings will result in such capital stock being transferred to the trust as described above. As a condition of such waiver, the Board of Directors may require a ruling from the IRS or an opinion of counsel satisfactory to it in its sole discretion as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. The ability of the Board of Directors to waive the Ownership Limit Provision does not apply to a waiver that would result in capital stock being beneficially owned by fewer than 100 persons or that would result in a violation of the "five or fewer" rule discussed above. In connection with its acquisition of the Class A Preferred Stock, Five Arrows has been given a limited waiver of the Ownership Limit Provision.

     The Articles of Incorporation provide that in the event of a transfer or other event that would, if effective result in a person beneficially or constructively owning capital stock in excess of the Ownership Limit, then the Common Stock or Preferred Stock purportedly being transferred or that would be beneficially or constructively owned in violation of the Ownership Limit will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by the Company. The purported transferee of the Common Stock or Preferred Stock shall have no rights in the shares of capital stock held by the trustee and shall not benefit economically from any shares held in the trust. The trustee of the trust will be permitted to sell the shares to a third party designated by the trustee (including through the facilities of a stock exchange). The trustee will have the right to vote and receive dividends on shares transferred to the trust, and any dividends paid to a person who would have owned the shares in violation of the Ownership Limit Provision shall be paid to the trustee, and the trustee will have the right to rescind any votes cast by such person with respect to those shares and recast those votes as desired by the trustee acting for the benefit of the beneficiary (except that the trustee shall not have the right to rescind a vote upon which the Company has acted).

     The Ownership Limit Provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change of the Ownership Limit Provision would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require recommendation by the Board of Directors and the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limit Provision may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of outstanding capital stock must file an affidavit with the Company containing information regarding their ownership of capital stock, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between one-half of one percent and five percent, depending on the number of record holders of capital stock. In addition, each stockholder shall upon demand by the Company be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or government agency.

     The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of capital stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                 CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
                 COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part, as described in "Additional Information," and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's Articles of Incorporation provide that the number of directors of the Company may be established by the Board of Directors, but may not be fewer than three nor more than eleven. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority vote by the stockholders or directors then in office. A director chosen by the stockholders shall hold office for the balance of the term remaining. A director so chosen by the remaining directors shall hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Pursuant to the terms of the Articles of Incorporation, the directors are divided into three classes -- i.e., Class I, Class II, and Class III. Presently, one class will hold office for a term expiring at the annual meeting of stockholders to be held in 1999 (i.e., Class II), another class will hold office for a term expiring at the annual meeting of stockholders to be held in 2000 (i.e., Class III), and another class will hold office for a term expiring at the annual meeting of stockholders to be held in 2001 (i.e., Class I). As the term of each class expires, directors in that class will be elected for a term of three years or until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a plurality of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS AND VACANCIES

     The Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast in the election of directors. The Company's Bylaws provide that stockholders may elect a successor to fill a vacancy on the Board of Directors that results from the removal of a director. In addition, a vacant position occurring in the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority vote of the remaining directors, even if such majority is less than a quorum or by a majority vote of the stockholders. Any vacancy occurring in the Board of Directors by reason of an increase in the number of directors may be filled by a majority vote of the entire Board of Directors or by a majority vote of the stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceedings. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The Company's Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty or (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by judgment, order or settlement does not create a presumption that the director did not meet the requisite standard of conduct required for indemnification to be permitted. However, the termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. As permitted by Maryland law, the Articles of Incorporation of the Company include a provision exempting all future business combinations involving the Company from the operation of the business combination statute.

CONTROL SHARE ACQUISITIONS

     The Company's Bylaws currently contain a provision exempting from the control share acquisition statute described below any and all acquisitions by any person of shares of capital stock of the Company. The current or future directors of the Company may decide to eliminate or amend this provision, although no such change is currently contemplated.

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a meeting of stockholders is held where the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction and such transaction is otherwise effected under the provision of the MGCL; or to acquisitions approved or exempted by the Articles of Incorporation or Bylaws of the Company.

AMENDMENT TO THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation, including its provisions on classification of the Board of Directors and removal of directors, may be amended only with the recommendation of the Board of Directors and by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on the matters.

DISSOLUTION OF THE COMPANY

     The dissolution of the Company must be approved by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of

Directors, or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws, and
(b) with respect to special meetings of stockholders, only the business specified in the Company's notice of the meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in the Bylaws.

     The provisions in the Articles of Incorporation on classification of the Board of Directors and removal of directors, the business combination and, if the applicable provision in the Company's Bylaws is rescinded, control share acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the material federal income tax considerations regarding the Company and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors including insurance companies, tax-exempt organizations or retirement accounts (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Stockholders"), financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States (except to the extent discussed under the heading "-- Taxation of Non-U.S. Stockholders"), and persons who own Securities as part of a conversion transaction, as part of a hedging transaction, or as a position in a straddle for tax purposes, which are subject to special treatment under the federal income, estate and other tax laws.

     EACH PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS AFTER THE DATE HEREOF.

TAXATION OF THE COMPANY

     General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. However, the Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "-- Failure to Qualify."

     The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. However, provided that the Company properly elects to retain and pay tax on any undistributed net capital gains, the stockholders will receive a credit for their proportionate share of such tax. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course of business or
(ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated. The result described above with respect to recognition of "Built-in-Gain" assumes that the Company will make an election pursuant to IRS Notice 88-19, if the Company acquires such an asset.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the "5/50 Rule"); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company believes that it has issued sufficient shares with sufficient diversity of ownership to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. Such transfer and ownership restrictions are described in "Description of Capital Stock -- Ownership and Transfer Restrictions and Redemption Provisions." These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information. For taxable years of the Company beginning prior to January 1, 1998, failure to comply with the foregoing requirements could have resulted in the Company's disqualification as a REIT. The Company believes that it has complied with these requirements for such taxable years. For taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as satisfying the 5/50 Rule if it complies with the demand letter and recordkeeping requirements described above, and if it does not know, and exercising reasonable diligence would not have known, whether it failed to satisfy the 5/50 Rule.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which the Company has a direct or indirect interest (collectively, the "Partnerships"), are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Partnerships and believes it has operated the Partnerships in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate the Partnerships in such a manner. However, there can be no assurance that the Company has operated or will actually operate the Partnerships in a manner that has enabled or will enable the Company to continue to satisfy the REIT provisions of the Code.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments (the "75% test"). Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year (the "30% test"). The 30% test does not apply to taxable years of the Company beginning on or after January 1, 1998.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property ("Disqualified Services"), other than through an independent contractor from whom the Company derives no revenue. The Company may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" of the property. For taxable years of the Company beginning on or after January 1, 1998, however, the performance of Disqualified Services with respect to any property will not cause rents from property to fail to be treated as "rents from real property" if the amount received or accrued for such Disqualified Services is less than, or equal to, one percent of all amounts received or accrued, directly or indirectly, by the Company with respect to such property. For purposes of the preceding sentence, the amount treated as received for any Disqualified Services shall not be less than 150% of the direct cost of the Company in furnishing or rendering the Disqualified Services. The Company monitors its activities to ensure that the foregoing tests are satisfied. There can be no assurances, however, that the Company will not realize rental income that does not qualify as "rents from real property," including as a result of the constructive ownership of an interest in a tenant by Five Arrows. See "Class A Senior Cumulative Convertible Preferred Stock" and "Class B Senior Cumulative Preferred Stock."

     The Company includes its proportionate share (based on its capital interest) of income, gain, loss, deduction and credit from the Partnerships in applying these income tests. In addition, the Company receives fees in exchange for management services rendered to the Partnerships. Although the percentage of those fees exceeding the Company's capital interest in the Partnership paying such fee will not qualify under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such income (together with any other nonqualifying income) in any taxable year has not exceeded and is not expected to exceed the limits on nonqualifying income under the gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. No comparable relief provisions are available to mitigate the consequences of a failure to satisfy the 30% test, which applies to taxable years of the Company that commence prior to January 1, 1998.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, property attributable to the temporary investment of capital raised within the preceding one-year period, cash, cash items and government securities. Second, not more than 25% of Company's total assets may be represented by securities other than those included in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Partnerships based on its capital interest in the Partnerships.

     Under Section 856(i) of the Code, a "qualified REIT subsidiary" means any corporation if 100% of the stock of such corporation is held by the REIT. For taxable years that begin prior to January 1, 1998, the stock of such corporation must have been held by the REIT at all times during the period such corporation was in existence. Under the Code, a corporation which is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the corporation shall be treated as assets, liabilities, and such items (as the case may be) of the REIT.

     The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments represent qualifying real estate assets, including the Company's share of the assets of the Partnerships.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provisions of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Partnerships to make, timely distributions sufficient to enable the Company to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular corporate tax rates.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Partnerships to arrange, for short-term or long-term borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

     If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would substantially reduce the cash available for distribution by the Company to investors, and could result in the Company's incurring substantial indebtedness (to the extent that borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As used herein, the term "domestic stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) is a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends and that are out of current and accumulated earnings and profits will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for more than one year without regard to the period for which the stockholder has held its shares. However, domestic stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the stockholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a stockholder's shares they will be included in income as long-term capital gain (mid-term capital gain if the shares have been held for more than one year but not more than eighteen months, or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Pursuant to the Taxpayer Relief Act of 1997 (the "1997 Act"), for taxable years of the Company that begin on or after January 1, 1998, the Company may elect to retain, rather than distribute as capital gain dividends, its net long-term capital gain. In such event, the Company would pay tax on its net long-term capital gain attributable to such taxable year. If the Company makes this election, its domestic stockholders will be required to include in their income as long-term capital gain their proportionate share of such amount so designated by the Company. A domestic stockholder will be treated as having paid his or her share of the tax paid by the Company in respect of the amount so designated by the Company, for which such stockholder will be entitled to a credit or refund. Additionally, each domestic stockholder's adjusted basis in the Common Stock will be increased by the excess of the amount so includable in income over the tax deemed paid on such amount. The Company must pay tax on its designated long-term capital gain within 30 days of the close of any taxable year in which it designates long-term capital gain pursuant to this rule, and it must mail a written notice of its designation to its stockholders within 60 days of the close of the taxable year.

     Distributions received by domestic stockholders with respect to Common Stock and gain arising from the sale or exchange by a domestic stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, domestic stockholders will not be able to apply any "passive activity losses" against such income or gain. Distributions received by domestic stockholder with respect to Common Stock (to the extent that they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Common Stock (and distributions treated as such), however, will not be treated as investment income unless a domestic stockholder so elects, in which case such capital gains will be taxed at ordinary income rates.

     Upon any sale or other disposition of shares, a domestic stockholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than one year (and as mid-term capital gain if held for more than one year and less than 18 months) and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

     The 1997 Act also created several new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to gains realized on the sale of property held for more than eighteen months, and a maximum rate of 28% on net capital gain attributable to gain realized on the sale of property held for more than one year and eighteen months or less. In addition, a maximum rate of 25% now applies to noncorporate taxpayers on certain gains realized on the sale of real property. The 1997 Act did not affect the treatment of short-term capital gain or loss (generally, gain or loss attributable to capital assets held for one year or less) and did not affect the taxation of capital gains in the hands of corporate taxpayers. The 1997 Act authorizes the IRS to issue regulations coordinating the capital gains provisions with other rules involving the treatment of sales and exchanges by "pass-through" entities, such as REITs and partnerships, and of sales and exchanges of interests therein. The IRS recently issued Notice 97-64, which states generally that such regulations, when issued, will permit (but not require) the Company to designate the portion of its capital gain dividends, if any, to which the 28%, 25% and 20% rates apply, based on the net amount of each class of capital gain recognized by the Company, determined as if the Company were an individual subject to a marginal tax rate on ordinary income of at least 28%.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company reports to its domestic stockholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the stockholder's income tax liability. "In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify to their nonforeign status to the Company. See "-- Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Stockholder") provided the Tax-Exempt Stockholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Stockholder. Similarly, income from the sale of stock of the Company should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Stockholder has held such stock as a dealer (under Section 512(b)(5)(b) of the Code) or as "debt-financed property."

     For Tax-Exempt Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by the Company may be treated as UBTI to certain trusts if the Company is treated as a "pension held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     The Company will be treated as a "pension-held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" stockholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are not domestic stockholders (as defined above) (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Securities, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Stockholder (or, if an income tax treaty applies, are attributable to a permanent establishment of the Non-U.S. Stockholder) will be subject to tax on a net basis at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to Treasury Regulations currently in effect, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under Treasury Regulations scheduled to take effect January 1, 1999, however, a Non-U.S. Stockholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Stockholder must file a properly completed and executed IRS Form 4224 (or, under proposed regulations not currently in effect, IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business or is attributable to a permanent establishment of such Non-U.S. Stockholder in order to qualify for the exemption from withholding under the effectively connected income or permanent establishment exemptions discussed above.

     If stock of the Company is not a USRPI (as defined below), distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of such stockholder's stock, but rather will reduce the adjusted basis of such stock. If, however, the stock is treated as a USRPI, then unless otherwise treated as a dividend for withholding purposes as described below, any such distribution in excess of current or accumulated earnings and profits will be subject to 10% withholding. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will give rise to gain from the sale or exchange of the stock, the tax treatment of which is described below. Under current Treasury Regulations, for purposes of withholding U.S. income tax, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will generally be treated as a dividend subject to withholding. Amounts withheld are generally refundable if it is subsequently determined that such amounts are, in fact, in excess of the Non-U.S. Stockholder's U.S. income tax liability.

     Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Stockholder. Non-U.S. Stockholders would thus generally be taxed on such distributions at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability and refundable if it exceeds the United States tax liability of the Non-U.S. Stockholder.

     Sale of Stock. Gain recognized by a Non-U.S. Stockholder upon a sale or other disposition of stock of the Company generally will not be subject to United States federal income tax unless (i) the stock constitutes a "United States real property interest" (a "USRPI"), or (ii) the investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Stockholder) or (iii) in the case of a Non-U.S. Stockholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. Stock of the Company generally will not constitute a USRPI if the Company is a "domestically-controlled REIT" or if the holder owned (during specified testing periods) 5% or less of the class of stock sold and the stock sold was part of a class of stock regularly traded on an established securities market. A domestically-controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically-controlled REIT. However, because the stock will be publicly traded, no assurance can be given that the Company is or will continue to be a domestically-controlled REIT. In the circumstances described above in clauses (i) and (ii), the Non-U.S. Stockholders will generally be subject to the same treatment as domestic stockholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. Certain types of Securities owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death may be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United States federal estate tax purposes.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Stockholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S.

     Stockholder resides under the provisions of an applicable income tax treaty. U.S. backup withholding, which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements, will generally not apply to dividends (including any capital gain dividend) paid on stock of the Company to a Non-U.S. Stockholder at an address outside the United States. However, the payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalty of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to the application and effect of U.S. information reporting and backup withholding to an investment in the Company.

     Final regulations dealing with withholding tax on amounts paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule which was in the proposed regulations, under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certain certification and other requirements. The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF NON-U.S. STOCKHOLDERS" GENERALLY DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION AND EFFECT OF THE NEW WITHHOLDING REGULATIONS TO AN INVESTMENT IN THE COMPANY.

OTHER TAX CONSEQUENCES

     The Company and its investors may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its investors may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              SELLING STOCKHOLDERS

     Those persons who hold Exchange Shares or who currently hold Units and may in the future hold Exchange Shares and may, from time to time, offer and sell such Exchange Shares are referred to herein as "Selling Stockholders."

     The following table provides, as of May 1, 1998, the names of and maximum number of Exchange Shares, or number of Units that are convertible into Exchange Shares, owned by each Selling Stockholder. Because the Selling Stockholders may sell all, or some or none of their Exchange Shares, no estimate can be made of the aggregate number of such Exchange Shares that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates.

     The Exchange Shares may be offered from time to time by the Selling Stockholders named below:

                                             UNITS/EXCHANGE                               COMMON STOCK
                                           SHARES BENEFICIALLY    MAXIMUM NUMBER OF    BENEFICIALLY OWNED
                                               OWNED PRIOR         EXCHANGE SHARES       FOLLOWING THE
                  NAME                     TO THE OFFERING(1)          OFFERED            OFFERING(2)
                  ----                     -------------------    -----------------    ------------------
Susanne Jaffe............................          2,493                 2,493                    --
Marshall Hammond.........................            482                   482                    --
John Konwiser............................        107,490               107,490                    --
Leo I. Bromiley..........................            375                   375                    --
Stanley & Suzyn Goldenberg...............            375                   375                    --
Charles Diamond..........................         45,472                45,472                    --
John Hazeltine and Barbara Hazeltine.....          2,003                 2,003                    --
Larry Lizole.............................          1,418                 1,418                    --
Dr. Richard Merkin.......................            125                   125                    --
Howard P. Rosenberg, M.D.................            125                   125                    --
John B. Sauer and Beverly Sauer..........            250                   250                    --
The Stuard Family Trust..................            499                   499                    --
Herbert D. Tobin and Libby Tobin.........          4,161                 4,161                    --
The Village at Canyon Crest..............          5,380                 5,380                    --
Shirley Levy.............................            452                   452                    --
Mark Levy................................            452                   452                    --
Cora Baldikoski..........................            452                   452                    --
Edward Seinfeld..........................            452                   452                    --
Ernest Morrison, Trustee.................          4,554                 4,554                    --
Mrs. Mary Lou Bell.......................            452                   452                    --
Mr. And Mrs. Jack Neelon.................            293                   293                    --
Mr. Richard B. Smith, Trustee............            877                   877                    --
Lewis Development Co.....................          4,007                 4,007                    --
Leonard Pariser, Trustee.................            166                   166                    --
Mary Tully Bowers........................          1,930                 1,930                    --
James Austin Bowers......................          2,252                 2,252                    --
Mary Ann Bowers McDannel.................          1,287                 1,287                    --
Reynold Neufeld..........................          1,437                 1,437                    --
Myrna Jane Bowers Pope...................          1,287                 1,287                    --
James Austin Bower, Trustee..............          1,287                 1,287                    --
Merle Bernstein Bauser...................            253                   253                    --
Lyn Belasco..............................            253                   253                    --
Fred Jamner..............................            202                   202                    --
Ronald Levy and Bernice Levy.............            152                   152                    --
John McDannel and Mary McDannel..........            328                   328                    --

                                             UNITS/EXCHANGE                               COMMON STOCK
                                           SHARES BENEFICIALLY    MAXIMUM NUMBER OF    BENEFICIALLY OWNED
                                               OWNED PRIOR         EXCHANGE SHARES       FOLLOWING THE
                  NAME                     TO THE OFFERING(1)          OFFERED            OFFERING(2)
                  ----                     -------------------    -----------------    ------------------
Leonard and Sandra Pariser...............            385                   385                    --
Dale Stuard and Bernice Stuard,
  Co-Trustees............................          1,008                 1,008                    --
Lenore Yeamans Trust.....................          1,086                 1,086                    --
Jordan & Geraldine Kurnick Family
  Trust..................................            964                   964                    --
Alvin Kurnick............................             49                    49                    --
The Allen Family Trust...................          2,195                 2,195                    --
Merle Bauser, Trustee....................          1,279                 1,279                    --
Arnold Cunanan...........................            590                   590                    --
George Geyer III.........................          2,014                 2,014                    --
Helena & Johannes Gras...................            916                   916                    --
Leo Groenveld............................          1,007                 1,007                    --
Harry & Marie Jansen.....................          2,014                 2,014                    --
Gerald & Marilyn McCloskey...............            916                   916                    --
Merton Schwartz & Jacqueline Schwartz,
  Trust..................................          2,746                 2,746                    --
Rae Williams, E.A........................            458                   458                    --
Carolyn Noorlag Edwards..................            141                   141                    --
Susan Morgan Tibbetts....................            141                   141                    --
Ron Berger...............................            141                   141                    --
Gary Gowers..............................             15                    15                    --
Eric and Connie Holtz....................             88                    88                    --
Jordan Kurnick...........................             74                    74                    --
Leo Molek................................             74                    74                    --
Bert and Elaine Roberts..................            147                   147                    --
                                                 -------               -------              --------
          TOTAL..........................        211,921               211,921
                                                 =======               =======              ========

---------------
(1) Figures include either Exchange Shares currently held by Selling Stockholders or Units that may be converted into Exchange Shares.

(2) Assumes that all Exchange Shares are sold pursuant to this Prospectus. Also assumes that no transactions with respect to the Common Stock occur other than the transactions registered pursuant to the Registration Statement of which this Prospectus is a part. Under the preceding assumptions, no Selling Stockholder will own more than 1% of the outstanding Common Stock following the Offering.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to 211,921 Exchange Shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. The Exchange Shares were, or may be, issued by the Company to the Selling Stockholders in exchange for ("Units") in the Inland Partnership, pursuant to the Company's obligations under the Exchange Rights Agreement. The Company is registering the offer and sale of the Exchange Shares by the Selling Stockholders pursuant to its obligations under the Registration Rights Agreement, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

     The Company will not receive any proceeds from the offering by the Selling Stockholders. The Exchange Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Exchange Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Exchange Shares for whom they may act as agent.

     The Exchange Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices. In order to comply with the securities laws of certain states, if applicable, the Exchange Shares may be sold by the Selling Stockholders only through registered or licensed brokers or dealers. In addition, in certain states, the Exchange Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The securities may be sold in (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction,
(b) transactions in which a broker or dealer acts as principal and resells the securities for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Certain Selling Stockholders also may, from time to time, authorize underwriters acting as their agents to offer and sell securities upon such terms and conditions as shall be set forth in any prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to sale.

     There is no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the securities covered by this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California, and the legality of the Exchange Shares will be passed upon for the Company by Piper & Marbury LLP, Baltimore, Maryland.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT, OR DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................    2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    3
PROSPECTUS SUMMARY....................    4
RISK FACTORS..........................    6
DESCRIPTION OF CAPITAL STOCK..........   12
CERTAIN PROVISIONS OF MARYLAND LAW AND
  OF THE COMPANY'S ARTICLES OF
  INCORPORATION AND BYLAWS............   17
FEDERAL INCOME TAX CONSIDERATIONS.....   21
SELLING STOCKHOLDERS..................   31
PLAN OF DISTRIBUTION..................   33
LEGAL MATTERS.........................   33
EXPERTS...............................   33

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 211,921 SHARES

                                  PACIFIC GULF
                                PROPERTIES INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                  JULY 2, 1998

------------------------------------------------------
------------------------------------------------------